[redacted]

14046404

KW 3/9/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jacques Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15430 Avery Road
(No. and Street)

Rockville	MD	20855
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Jacques / Anne Jeffress (301) 738-1303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph M. Kissell, CPA
(Name – *if individual, state last, first, middle name*)

14913 Emory Lane	Rockville	MD	20853
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Joseph W. Jacques, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jacques Financial, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Operations Manager

Title

Notary Public

Anne E. Jeffress
Notary Expires
08-29-2017

ANNE E. JEFFRESS NOTARY PUBLIC MONTGOMERY COUNTY, MD

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- XX (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACQUES FINANCIAL, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

JOSEPH M. KISSELL, CPA
14913 Emory Lane
Rockville, MD 20853

Members
Jacques Financial, LLC
Rockville, MD

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SPIC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Jacques Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SPIC solely to assist you and other specified parties in evaluating Jacques Financial, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Jacques Financial, LLC's management is responsible for Jacques Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check registers and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rockville, MD
February 25, 2014

JACQUES FINANCIAL, LLC
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2013

CONTENTS

INDEPENDENT AUDITORS' REPORT

Members
Jacques Financial, LLC
Rockville, MD

Report on the Financial Statements
We have audited the accompanying statements of financial condition of Jacques Financial, LLC (the Company) as of December 31, 2013, and the related statements of income, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair representation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jacques Financial, LLC, as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles

generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other reports used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Rockville, MD
February 25, 2014

JACQUES FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS		
Cash	$	40,994
Commissions Receivable		194,483
Total Current Assets		235,477
OTHER ASSETS		
Investments		101,992
Total Assets	$	337,469

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Payroll Taxes Payable	$	3,698
Total Current Liabilities		3,698
MEMBERS' EQUITY		333,771
Total Liabilities and Members' Equity	$	337,469

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	
Commissions	$ 5,187,274
Gain on Sale of Investment Securities	11,567
Total Revenues	5,198,841
EXPENSES	
Operations Management Services	2,365,546
Wages	255,000
Licenses and Permits	12,797
Other Expenses	18,304
Professional Fees	36,503
Payroll Taxes	3,698
Total Expenses	2,691,848
Net Income	$ 2,506,993

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Individuals	Trust	Total
Balance at January 1, 2013	$ 7,150	$ 135,833	$ 142,983
Net Income	125,350	2,381,643	2,506,993
Distributions	(115,810)	(2,200,395)	(2,316,205)
Balance, December 31, 2013	$ 16,690	$ 317,081	$ 333,771

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 2,506,993
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Changes in Assets and Liabilities:	
Increase in Commissions Receivable	(42,238)
Increase in Investment Securities	(11,567)
Decrease in Commissions Payable to Related Party	(222,490)
Increase in Payroll Taxes Payable	3,698
Net Cash Provided by Operating Activities	2,234,396
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(2,316,205)
Net Decrease in Cash	(81,809)
CASH	
Cash at Beginning of Year	122,803
Cash at End of Year	$ 40,994

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Jacques Financial, LLC, a Maryland limited liability company (the Company), was formed on January 24, 2000 for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. Operations began on December 19, 2000 as a limited liability company. The Company elected S-Corporation on November 9, 2012. The services provided are for individual and institutional customers in the Mid-Atlantic region, and other states. The Company operates its broker/dealer business on the fully disclosed basis.

For the year ended December 31, 2013, the broker/dealer business accounted for 99.8% of total revenue. Unrealized gain on investments accounted for .2% of total revenues.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Accounting – The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition – Commissions revenue is recorded on a trade-date basis.

Commissions Receivable – Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, management has not provided an allowance for doubtful accounts.

Investments – At December 31, investments consist of money market funds. These funds are valued at net asset value, not subject to market value fluctuations.

Income Taxes – On November 9, 2012, the Company elected to be taxed as an S-Corporation. The members are taxed on the distributions of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1 at December 31, 2013. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. The Company had net capital of $327,731 at December 31, 2013, which satisfied the net capital requirements.

NOTE 4 – RELATED PARTY TRANSACTIONS

Pursuant to the management agreement, Jacques & Associates Certifed Public Accountants LLC, is responsible for rent, utilities, salaries and wages, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services and other general and administrative office expenses paid on behalf of the Company.

NOTE 5 – CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds and annuities for the Company's clients. The manager of the Company is responsible for the majority of the revenue earned by the Company.

NOTE 6 – OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2014, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

JACQUES FINANCIAL, LLC
AT DECEMBER 31, 2013

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Members' Equity from Statement of Financial Condition	$ 333,771
Deductions and/or Charges	
Non-Allowable Assets	–
Other Deductions and/or Charges	(4,000)
Net Capital before Haircuts on Securities Positions	329,771
Haircuts on Securities	
Other Securities	(2,040)
Net Capital	$ 327,731

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$ 247
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement	$ 50,000
Excess Net Capital	$ 277,731
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 267,731

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$ 3,698
Percentage of Aggregate Indebtedness to Net Capital	0.01%

SCHEDULE III

STATEMENT RELATING TO REQUIREMENTS OF RULE 17A-5(D)(4)

There were no differences between the computation of net capital under rule 15c3-1 in this report and such computation in the respondent's original Part IIA unaudited filing.

JOSEPH M. KISSELL, CPA
14913 Emory Lane
Rockville, MD 20853

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

Members
Jacques Financial, LLC
Rockville, MD

In planning and performing our audit of the financial statements of Jacques Financial, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rockville, MD
February 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052675 FINRA DEC
JACQUES FINANCIAL LLC 12*12
15430 AVERY RD
ROCKVILLE MD 20855-1711

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 10

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

______________ Date Paid

C. Less prior overpayment applied (121)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ (111)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(111)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jacques Financial LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of February, 20 14.

Operations Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5187274
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5183345
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	5183345
2d. SIPC Net Operating Revenues	$ 3929
2e. General Assessment @ .0025	$ 10

(to page 1, line 2.A.)